Exhibit 3.1

SECOND AMENDMENT

TO THE

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

AURORA TECHNOLOGY ACQUISITION CORP.

(the “Company”)

July 27, 2023

RESOLUTIONS OF THE SHAREHOLDERS OF THE COMPANY

FIRST, RESOLVED, as a special resolution that, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

Article 37.2 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 37.2:

“The Company has until 19 months from the closing of the IPO to consummate a Business Combination, provided however that if the board of directors anticipates that the Company may not be able to consummate a Business Combination within 19 months of the closing of the IPO, the Company may, by resolution of directors if requested by the Sponsor, extend the period of time to consummate a Business Combination up to five times, each by an additional one month (for a total of up to 24 months to complete a Business Combination), subject to the Sponsor depositing additional funds into the Trust Account in accordance with terms as set out in the trust agreement governing the Trust Account and referred to in the Registration Statement, as may be amended from time to time. In the event that the Company does not consummate a Business Combination within 19 months from the closing of the IPO or within up to 24 months from the closing of the IPO (subject in the latter case to valid one-month extensions having been made in each case (such date falling 19 months or up to 24 months, as applicable, after the closing of the IPO being referred to as the Termination Date)), such failure shall trigger an automatic redemption of the Public Shares (an Automatic Redemption Event) and the directors of the Company shall take all such action necessary to (i) cease all operations except for the purpose of winding up (ii) as promptly as reasonably possible but no more than ten (10) Business Days thereafter to redeem the Public Shares to the holders of Public Shares, on a pro rata basis, in cash at a per-share amount equal to the applicable Per-Share Redemption Price; and (iii) as promptly as reasonably possible following such Automatic Redemption Event, subject to the approval of our remaining Members and our directors, liquidate and dissolve the Company, subject to the Company’s obligations under the Act to provide for claims of creditors and the requirements of other applicable law. In the event of an Automatic Redemption Event, only the holders of Public Shares shall be entitled to receive pro rata redeeming distributions from the Trust Account with respect to their Public Shares.”

SECOND, RESOLVED, as a special resolution that, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

Article 37.5 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 37.5:

“(a) In the event that a Business Combination is consummated by the Company other than in connection with a shareholder vote under Article 37.4, the Company will, subject to as provided below, offer to redeem the Public Shares for cash in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act and subject to any limitations (including but not limited to cash requirements) set forth in the definitive transaction agreements related to the initial Business Combination (the Tender Redemption Offer), provided however that the Company shall not redeem those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company pursuant to such Tender Redemption Offer, whether or not such holders accept such Tender Redemption Offer. The Company will file tender offer documents with the SEC prior to consummating the Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as would be required in a proxy solicitation pursuant to Regulation 14A of the Exchange Act. In accordance with the Exchange Act, the Tender Redemption Offer will remain open for a minimum of 20 Business Days and the Company will not be permitted to consummate its Business Combination until the expiry of such period. If in the event a Member holding Public Shares accepts the Tender Redemption Offer and the Company has not otherwise withdrawn the tender offer, the Company shall, promptly after the consummation of the Business Combination, pay such redeeming Member, on a pro rata basis, cash equal to the applicable Per-Share Redemption Price.

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(b) In the event that a Business Combination is consummated by the Company in connection with a shareholder vote held pursuant to Article 37.4 in accordance with a proxy solicitation pursuant to Regulation 14A of the Exchange Act (the Redemption Offer), the Company will, subject as provided below, offer to redeem the Public Shares, other than those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company, regardless of whether such shares are voted for or against the Business Combination, for cash, on a pro rata basis, at a per-share amount equal to the applicable Per-Share Redemption Price, provided however that: (i) the Company shall not redeem those Shares held by the Initial Shareholders or their affiliates or the directors or officers of the Company pursuant to such Redemption Offer, whether or not such holders accept such Redemption Offer; and (ii) any other redeeming Member who either individually or together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as such term is defined under Section 13 of the Exchange Act) shall not be permitted to redeem, without the consent of the directors, more than fifteen percent (15%) of the total Public Shares sold in the IPO.”

THIRD, RESOLVED, as a special resolution that, effective immediately, the Amended and Restated Memorandum and Articles of Association of the Company be amended by:

(a) Article 36.2 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 36.2:

“Class B Shares shall automatically convert into Class A Shares in such a ratio so as to give effect to the Class B Share Entitlement (the Conversion Ratio): (a) at any time and from time to time at the option of the holders of the Class B Shares, including (for the avoidance of doubt) at any time prior to the consummation of a Business Combination; or (b) automatically on the day of the consummation of a Business Combination.”

(b) Article 2.2 of the Company’s Amended and Restated Articles of Association be deleted in its entirety and replaced with the following new Article 2.2”

“Without limitation to the preceding Article, the directors may so deal with the unissued Shares of the Company:

(a) either at a premium or at par;

(b) with or without preferred, deferred or other special rights or restrictions whether in regard to dividend, voting, return of capital or otherwise.

Notwithstanding the above, following an IPO and prior to a Business Combination, the Company may not issue additional Shares that would entitle the holders thereof to (i) receive funds from the Trust Account or (ii) vote on any Business Combination, other than in connection with the Class A Shares converted into Class A Shares pursuant to Article 36.2 where the holders of such Shares have waived any right to receive funds from the Trust Account.”

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